SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 14, 2022

Earnings Release

Q3'22

São Paulo – November 14, 2022 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or "the Company") (NYSE: NU | B3: NUBR33), one of the world's largest digital banking platforms, today reported its unaudited results for the quarter ended on September 30, 2022 (Q3'22). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q3'22 Financial and Operating Results



- Added **5.1 million** customers in the quarter and **22.3 million** year-on-year (YoY), reaching a total of **70.4 million** customers, up **46%** YoY, underscoring Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide and the sixth largest financial institution in Latin America by number of active customers.

- Reached breakeven at the holding level, posting a net profit of **$7.8 million.** Revenues up **171%** YoY on FX neutral basis (FXN) to **$1.3 billion**, with Monthly Average Revenue per Active Customer (ARPAC) up **61%** YoY FXN to **$7.9**.

- Deposits up **73%** YoY FXN to **$14.0 billion**, while Interest-Earning Portfolio increased **+150%** YoY FXN to **$3.5 billion.** Loan-to-deposit ratio of **25%** at quarter-end.

- 15-90 NPL ratio increased to **4.2%**[1] while 90+ NPL ratio increased to **4.7%**[1] mainly as a result of a deceleration in personal loan origination and overall macro deterioration.

- Net Interest Margins (NIMs) increased to **11.1%**, more than offsetting the observed increase in NPL ratios – risk-adjusted margins expanded by **100 bps**.

1: Data for Brazil only.



I am pleased to announce that we reported a net profit of $7.8 million in the third quarter, breaking even at the holding level with record revenues of $ 1.3 billion and year-on-year growth of 171%. Our customer base grew to over 70 million with a record high activity rate of 82% and a leading customer satisfaction score in our industry. We continue to launch and cross sell best-in-class products, while keeping a low-cost tech platform with low cost of funding and a widening profit margin. While we saw increased delinquency in the quarter, consistent with the market, our risk-adjusted margins expanded by c100bps, showing we are being able to price increased risk appropriately. Nu is well capitalized and is positioned to deliver growth at scale in the long term.

David Vélez, founder and CEO

Strategic Initiatives and Business Update

Growing and More Engaged Customer Base. Reached historical highs for both retail customers and SMEs, closing the quarter with a record **70.4 million** customers. In Brazil, customers increased **41%** YoY to **66.9 million**, with the activity rate up to a record high of **82%**. Nu customers now account for **39%** of the country's adult population. In addition, Nu has become the primary banking relationship for over **55%** of the monthly active customers who have been with the Company for over a year. Nu's customer base in Mexico increased over **4x** YoY to **3.0 million,** consolidating the Company's position as the largest issuer of new credit cards in the country since H2'21[1]. In Colombia, the Company believes that it became the largest issuer of net new credit cards in H1'22[1], having reached around **439,000** customers in the quarter. Together, Mexico and Colombia contributed with approximately **500,000** new unique customers in the third quarter.

Increasing Client Engagement by Building a Multi-Product Platform. Core products, which include credit cards, NuAccount, and personal loans reached approximately **32 million**, **50 million**, and **5 million** active customers, respectively.

Insurance, which was launched last year, reached over **850,000** active policies, while NuInvest, the Company's direct-to-consumer investment platform, reached over **6 million** active customers and NuCripto reached **1.3 million** customers following its full rollout in July 2022.

Sustaining Growth of Deposit Franchise. Deposits increased **73%** YoY FXN, to **$14.0 billion** in Q3'22, while funding cost declined during the quarter, reaching an average funding cost of **95%** the CDI rate, Brazil's risk-free rate. Nu maintains significant excess liquidity, as reflected in its **25%** loan-to-deposit ratio.

Expanding Interest-Earning Portfolio. Interest-Earning Portfolio rose **150%** YoY FXN, to **$3.5 billion** in Q3'22. Growth principally reflects the ramp up of personal loans, which increased **111%** YoY FXN to **$1.9 billion.** Credit card consumer finance products launched during the past 12 months, including purchase financing, bank slip ("*boleto*") financing and PIX financing also contributed to revenue growth.

Increasing Nu's Share of Customer's Financial Lives. ARPAC increased **61%** YoY FXN to **$7.9** in Q3'22, mainly reflecting the maturation of Nu's customer cohorts, customers' activity rate and the rollout of new products.

Sustaining Low Cost to Serve. Monthly Average Cost to Serve Per Active Customer remained flat YoY FXN at **$0.8** in Q3'22, underscoring the Company's ability to scale its platform leveraging sustainable cost advantages.

1: Source - Banxico and SFC.

Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended September 30, 2022 and 2021 and June 30, 2022. See definitions on page 14.

Summary of Consolidated Operating Metrics			
CUSTOMERS METRICS	Q3'22	Q3'21	Q2'22
Number of Customers (in millions)	70.4	48.1	65.3
Number of Customers growth (%)	46%	15%	57%
Active Customers (in millions)	57.4	35.2	52.3
Activity Rate	82%	73%	80%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in US$ billions)	21.2	12.1	20.0
Purchase Volume growth (%)	75%	22%	102%
Monthly Average Revenue per Active Customer (in $)	7.9	4.9	7.8
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.8	0.8
FX NEUTRAL			
Purchase Volume (FX Neutral) (in US$ billions)	21.2	12.1	19.0
Purchase Volume growth (%)	75%	23%	94%
Monthly Average Revenue per Active Customer (in $)	7.9	4.9	7.6
Monthly Average Cost to Serve per Active Customer (in $)	0.8	0.8	0.8
CUSTOMER BALANCES			
Deposits (in $ billions)	14.0	8.1	13.3
Deposits growth (%)	73%	98%	77%
Interest-Earning Portfolio (in $ billions)	3.5	1.4	3.2
Interest-Earning growth (%)	150%	40%	220%
FX NEUTRAL			
Deposits (in $ billions)	14.0	8.1	12.9
Deposits growth (%)	73%	93%	87%
Interest-Earning Portfolio (in $ billions)	3.5	1.4	3.1
Interest-Earning growth (%)	150%	56%	244%

Summary of Consolidated Financial Metrics			
COMPANY FINANCIAL METRICS	Q3'22	Q3'21	Q2'22
Revenue (in $ millions)	1,306.9	480.9	1,157.5
Revenue growth (%)	172%	208%	244%
Gross Profit (in $ millions)	427.0	223.9	363.5
Gross Profit Margin (%)	33%	47%	31%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3.7%	3.6%	3.0%
Net Income (Loss) (in $ millions)	7.8	(34.4)	(29.9)
Adjusted Net Income (Loss) (in $ millions)	63.1	(1.2)	17.0
FX NEUTRAL			
Revenue (in $ millions)	1,306.9	482.0	1,098.1
Revenue growth (%)	171%	198%	230%
Gross Profit (in $ millions)	427.0	224.4	344.9
Net Income Income (Loss) (in $ million)	7.8	(34.5)	(28.4)
Adjusted Net Income (Loss) (in $ millions)	63.1	(1.2)	16.0

Key Operating and Financial Metrics





Customers (millions)
46%
48.1
70.4
Sep' 21
Sep' 22
Activity Rate
9 p.p
73%
82%
Sep' 21
Sep' 22
Purchase Volume
75% (FXN)
12.1
21.2
Sep' 21
Sep' 22

Customers reached **70.4 million** at the close of Q3'22, up **46%** YoY. In Brazil, Nu's customer base increased **41%** YoY to **66.9 million**, with SMEs customers' growth of **114%** YoY, expanding to **2.3 million** as of September 30, 2022, up from **1.2 million** in the same period a year ago. In Mexico, the number of customers increased over **4x** YoY reaching **3.0 million customers**. In Colombia, the customer base grew to around **439,000**.

Activity Rate increased **9 p.p** YoY to **82%** at quarter-end, from **73%** at the close of Q3'21, reaching another historical high. Activity rate has been expanding sequentially over the past ten consecutive quarters, reflecting sustained engagement, together with product upsell and cross-sell to customers who continue migrating more of their financial lives to Nu's digital platform.

Purchase Volume increased **75%** YoY FXN to **$21.2 billion** in Q3'22, maintaining Nu's position as Brazil's **#4** cards player in terms of purchase volume. Volume was driven by growth in Nu's customer base, as well as expansion of higher product cross-sell, upsell and sustained customer engagement across the Company's product portfolio that comprises credit, prepaid, secured and Ultraviolet cards.



Deposits ($ billion)
73% (FXN)
8.1
14.0
Sep' 21
Sep' 22
Interest Earning Portfolio ($ billion)
145% (FXN)
1.4
3.5
Sep' 21
Sep' 22

Deposits expanded **73%** YoY FXN to **$14.0 billion** at quarter-end. Sustained deposit growth reflects growth in Nu's customer base along with the ongoing execution of the Company's strategy to build a robust low-cost local currency deposit franchise.



Credit Card IEP Evolution
(as % of Receivables)
Nu Installments IEP CC Balance
Nu Revolving CC Balance
Nu Non-IEP Balance
Mkt Intallments IEP CC Balance
Mkt Revolving CC Balance
Mkt Non-IEP Balance
89%
78%
6%
13%
5%
9%
Q3'21
89%
78%
5%
13%
6%
9%
Q4'21
86%
76%
6%
15%
8%
9%
Q1'22
85%
75%
6%
15%
8%
10%
Q2'22
83%
74%
7%
17%
10%
10%
Q3'22

Note 1: IEP stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit.
Note 4: Market balances excluding Nu.
Source: Nu, Brazilian Central Bank.

Interest-Earning Portfolio (IEP) increased **145%** YoY FXN to **$3.5 billion** at the close of Q3'22, and consists of credit cards and personal loans.

Nu continued to moderate the relative growth of the personal loan portfolio, maintaining origination and pricing levels relatively constant this quarter, aiming at strengthening the Company's credit resilience, given a more uncertain short-term outlook for the Brazilian economy. By contrast, the Company continued to consistently expand credit card IEP reflecting the introduction of new products and features over the last quarters that enable Nu customers to use their credit cards as a means of financing, with the non-late IEP delivering the highest growth. These new features include the ability to finance (i) bank slips; (ii) individual purchases into installments; and (iii) PIX transfers, in all cases using existing credit card limits.



Monthly Average Revenue per Active Customer – ARPAC ($)
61% (FXN)
4.9
7.9
Q3'21
Q3'22



Monthly Average Cost to Serve per Active Customer ($)
0% (FXN)
0.8
0.8
Q3'21
Q3'22

Monthly Average Revenue per Active Customer (ARPAC) increased **61%** YoY FXN, to **$7.9** in Q3'22. ARPAC expansion was mostly driven by the maturation of Nu's customer cohorts, the rollout of new products and features, as well as a healthy growth in transaction volumes, the robust increase of Nu's interest-earning portfolio, along with higher purchase volumes and related interchange fees.

As shown in the charts below, Nu's customer cohorts reflect a sustained expansion in the ratios and growth of primary banking accounts, number of products per monthly active customer, and monthly ARPAC.

Compounding Effect of More Engagement and More Cross-Sell Driving ARPAC Expansion



Active Customers Using NuAccount as their Primary Banking Account (%)
Jan-22
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
Total: 55%
Months
Number of Products Per Active Customer
Average: 3.7
1Q17
3Q22
Months
Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of $7.9/month while some mature cohorts already reach ~$22/month
Average: US$7.9
1Q17
3Q22
Months

Note 1: "Primary banking account" refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Note 2: "Number of products per active customer" refers to the number of active products an active customer has.

Note 3: "Monthly ARPAC" is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric respectively.

Source: Nu.

Monthly Average Cost to Serve Per Active Customer remained unchanged at **$0.8**, both YoY and YoY FXN basis, reflecting Nu's focus on operating efficiency and the sustained expansion of the Company's ecosystem at scale.

Delinquency Continued to Increase Following Macro Trends



15-90 NPLs
4.2%
Consumer Finance
Consumer Finance – Q4'19 constant product mix
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22



90+ NPLs
4.7%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22

Note 1: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 2: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans Delinquency Nu's NPL 15-90 ratio as a leading indicator increased **50 bp** quarter-over-quarter to **4.2%** led by two main factors:

- A mathematical effect, as the deceleration of the personal loan portfolio increases the NPL ratio for this product. This slowdown in origination explains the majority of the NPL increase for personal loans.
- A general macro-trend deterioration, as this increase in the NPL ratios has also been noted by the Brazilian financial system.

The 90+ delinquency measures increased from **4.1%**[4] to **4.7%**[4].

4: Data for Brazil only.

Strong Capital and Liquidity Position to Navigate the Cycle


Capital Position (US$Bn)
Capital Excess
Nu Holdings Cash & Equivalents
~5x
~4x
3.8
2.8
0.2
0.8
1.0
0.2
0.8
0.8
0.3
0.5
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings


Liquidity Position (US$Bn)
LDR
25%
14.0
3.5
Interest Earning Portfolio
Total Deposits

Note 1: : The first bar considers a CAR of 10.5% for Nu Financeira S.A., our main financial institution, as of September 2022, according to CMN Resolution No. 4.955/21, and excludes US$71M of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos S.A. starting in January 2023.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital

Nu maintains a robust capital position with NuFin's adjusted capital reaching **$3.8 billion** at quarter-end, of which **74%** was cash and cash equivalents.

Liquidity

As of September 30, 2022, Nu had an interest-earning portfolio of **$3.5 billion,** while total deposits were four times this amount at **$14.0 billion.** Loan to deposit ratio was at **25%.**

Financial
Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT


Revenue ($ million)
171% (FXN)
480.9
1,306.9
Q3'21
Q3'22
Gross Profit ($ million)
90% (FXN)
223.9
427.0
Q3'21
Q3'22

Revenue increased **172**% YoY, or **171**% YoY FXN, to another record high of **$1.3 billion** in Q3'22.

Revenue ($ million)	Q3'22	Q3'21
Interest Income and Gains (Losses) on Financial Instruments	987.3	295.0
Fee and Commission Income	319.6	185.9
Total	**1,306.9**	**480.9**
FX Neutral		
Interest income and Gains (Losses) on Financial Instruments	987.3	295.7
Fee and Commission Income	319.6	186.3
Total	**1,306.9**	**482.0**

Interest Income and Gains (Losses) on Financial Instruments increased **235**% YoY, or **234**% YoY FXN, to **$987.3 million** in Q3'22. The increase reflected mainly higher net interest income in the consumer finance portfolio, composed of personal loans and credit cards. Also contributing to this increase was the sustained rise in Brazil's interest rates (the interbank deposit rate or "CDI") which averaged **13.5% p.a.** in Q3'22 versus **4.9% p.a.** in Q3'21, together with an increase in financial assets, related to Nu's continued expansion of its retail credit services in Brazil. Fee and Commission Income in Q3'22 increased **72**% YoY**,** or **72**% YoY FXN to **$319.6 million,** this resulted mainly from higher interchange fees, driven by increased credit and debit card purchase volumes reflecting continued growth in Nu's customer base and their activity rates.

Cost of Financial and Transactional Services Provided

In Q3'22, the Cost of Financial and Transactional Services Provided increased **242%** YoY, or **242%** YoY FXN to **$879.9 million**. This cost accounted for **67%** of revenue in Q3'22, versus **53%** in Q3'21, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q3'22	Q3'21
Interest and other financial expenses	(459.9)	(101.4)
Transactional expenses	(44.5)	(28.6)
Credit loss allowance expenses	(375.5)	(127.0)
Total	**(879.9)**	**(257.0)**
% of Revenue	**67%**	**53%**
FX Neutral		
Interest and other financial expenses	(459.9)	(101.6)
Transactional expenses	(44.5)	(28.7)
Credit loss allowance expenses	(375.5)	(127.3)
Total	**(879.9)**	**(257.6)**
% of Revenue	**67%**	**53%**

The increase in Interest and Other Financial Expenses was mainly due to higher interest expenses on retail deposits that resulted from the increase in Brazil's interest rates as well as the expansion of Nu's retail deposits balance. The increase in Nu's interest-earning portfolio directly impacts the expansion of the Credit Loss Allowance Expenses as explained below.

Gross Profit

In Q3'22, Gross Profit increased **91%** YoY and **90%** YoY FXN to **$427.0 million**, reaching a quarter of record-high. The gross profit margin was **33%** compared to **47%** in Q3'21, reflecting the impact of ECL credit provisioning under IFRS 9, together with a higher interbank deposit rate. Despite higher interest rates having also a positive effect on revenues, they still negatively impact gross margins in the short-term. On a sequential basis, the gross margin increased **2pp** from **31%** in Q2'22, reflecting the Company's efforts to continuously reduce funding costs.

OPERATING EXPENSES

In Q3'22, Operating Expenses totaled **$421.9 million**, increasing **72%** YoY**,** or **71%** YoY FXN, but declined as a percentage of revenues, to **32%** from **51%** in Q3'21. The absolute increase in operating expenses resulted principally from the **57%** YoY and in FXN growth in general and administrative expenses, mainly due to an increase in infrastructure and data processing costs and share-based compensation lines. Moreover, customer support and operations expenses increased **75%**, or **74%** YoY FXN, reflecting the **46%** increase in Nu's customer base along with investments to continue enhancing the user experience.

Operating Expenses ($ million)	Q3'22	Q3'21
Customer support and operations	(90.2)	(51.6)
General and administrative expenses	(261.8)	(166.5)
Marketing expenses	(38.1)	(25.6)
Other income (expenses)	(31.8)	(2.0)
Total	**(421.9)**	**(245.7)**
% of Revenue	**32%**	**51%**
FX Neutral		
Customer support and operations	(90.2)	(51.7)
General and administrative expenses	(261.8)	(166.9)
Marketing expenses	(38.1)	(25.7)
Other income (expenses)	(31.8)	(2.0)
Total	**(421.9)**	**(246.3)**
% of Revenue	**32%**	**51%**

Operating Leverage

As we expand our credit portfolio, we seek to optimize the use of our large and low-cost deposit base and expand our net interest margin, or NIM. NIM increased to **11.1%** from **7.7%** in Q3'21.

In Q3'22, the efficiency ratio improved to **55.1%** from **91.6%** in the year-ago quarter reflecting the operating leverage of Nu's low-cost platform, as costs are further diluted as revenues continue to expand.


NII & NIM (US$ MM, FX Neutral)
NII (US$ MM)
NIM (%)
7.6%
8.6%
9.3%
9.5%
11.1%
194.0
280.3
333.9
422.7
527.3
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.
Note 3: Amounts are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.


Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
72.7%
278.9
57.4%
(202.7)
72.3%
379.5
60.7%
(274.3)
75.8%
459.0
56.1%
(347.8)
604.2
65.6%
52.7%
(396.2)
750.0
58.2%
50.2%
(436.1)
847.0
55.1%
45.8%
(466.4)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 4: 'SBC' refers to Share Based Compensation.
Note 5: Costs include transactional costs and operating expenses.
Source: Nu.

EARNINGS


Net Income (Loss)
($ million)
N.M.
7.8
(34.4)
Q3'21
Q3'22


Adjusted Net Income
($ million)
N.M.
63.1
(1.2)
Q3'21
Q3'22

Net Income (Loss)

Nu reported a Net Income of **$7.8 million** in Q3'22 compared to a **$34.4 million** Net Loss in Q3'21, reflecting the sustained increase in the number of active customers and higher customer engagement, which impacted the revenue growth, combined with the increased gross margin and with further cost dilution leveraging our low-cost platform.

Adjusted Net Income (Loss)

In Q3'22, Nu reported an Adjusted Net Income of **$63.1 million** compared to an Adjusted Net Loss of **$1.2 million** in Q3'21, as a result of the net profit combined with higher customer engagement and operating leverage of our platform.

Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items. For more information, please see "Non-IFRS Financial Measures and Reconciliations- Adjusted Net Income Reconciliation".

Conference Call

November 14, 2022
at 5:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu


Nubank

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Money Boxes - A new tool to save money in an organized and personalized way, according to each person's goals, directly in the Nu app.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Financeira and Nu Pagamentos - Nu Holdings' subsidiaries in Brazil.

Number of Products per Active Customers - refers to the number of active products an active customer has.

Primary banking account - refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume, or PV - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

SME - means small and medium-sized enterprises.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income (Loss) and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for expenses and allocated tax effects on share-based compensation in such period.
Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired.
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period ended September 30, 2022 and 2021
(In thousands of U.S. Dollars)

Adjusted Net Income (Loss) ($ million)	Q3'22	Q3'21
Loss (Profit) attributable to shareholders of the parent company	**7.8**	**(34.2)**
Share-based compensation	79.0	43.9
Allocated tax effects on share-based compensation	(23.6)	(10.9)
Hedge of the taxes effects on share-based compensation	(0.1)	0.0
Adjusted Net Income (Loss)	**63.1**	**(1.2)**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended September 30, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended September 30, 2021 (R$5.269 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2022 (R$5.258 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended September 30, 2022 and 2021 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of September 30, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.443 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of September 30, 2022 (R$5.416 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on September 30, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian

Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

As of April 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.7543, MXN 20.0793 and COP 4,019.7900 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 4.9721, MXN 20.4280 and COP 3,960.9500 to US$ 1.00).

As of May 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9513, MXN 20.0219 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7336, MXN 19.6571 and COP 3,772.1000 to US$ 1.00).

As of June 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.0586, MXN 19.9912 and COP 3,941.5970 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2568, MXN 20.1183 and COP 4,155.1100 to US$ 1.00).

As of July 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.3687, MXN 20.5260 and COP 4,395.2275 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1733, MXN 20.3672 and COP 4,295.5200 to US$ 1.00).

As of August 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1445, MXN 20.1315 and COP 4,336.7423 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1839, MXN 20.1382 and COP 4,429.1700 to US$ 1.00).

As of September 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2357, MXN 20.0617 and COP 4,448.6386 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4155, MXN 20.1382 and COP 4,608.7500 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended September 30, 2022 and 2021
(In thousands of U.S. Dollars)

	09/30/2022	09/30/2021
Interest income and gains (losses) on financial instruments	987,248	294,958
Fee and commission income	319,619	185,949
Total revenue	**1,306,867**	**480,907**
Interest and other financial expenses	(459,889)	(101,393)
Transactional expenses	(44,475)	(28,560)
Credit loss allowance expenses	(375,474)	(127,005)
Total cost of financial and transactional services provided	**(879,838)**	**(256,958)**
Gross profit	**427,029**	**223,949**
Operating expenses		
Customer support and operations	(90,249)	(51,649)
General and administrative expenses	(261,778)	(166,527)
Marketing expenses	(38,103)	(25,568)
Other income (expenses)	(31,792)	(1,962)
Total operating expenses	**(421,922)**	**(245,706)**
Profit (loss) before income taxes	**5,107**	**(21,757)**
Income taxes		
Current taxes	(106,819)	(66,374)
Deferred taxes	109,545	53,774
Total income taxes	**2,726**	**(12,600)**
Profit or loss for the three-month period	**7,833**	**(34,357)**
Profit or loss attributable to shareholders of the parent company	*7,833*	*(34,212)*
Loss attributable to non-controlling interests	-	*(145)*

Financial Position

As of September 30, 2022 and December 31, 2021
(In thousands of U.S. Dollars)

	09/30/2022	12/31/2021
Assets		
Cash and cash equivalents	3,692,793	2,705,675
Financial assets at fair value through profit or loss	780,827	918,332
Securities	*740,972*	*815,962*
Derivative financial instruments	*39,552*	*101,318*
Collateral for credit card operations	*303*	*1,052*
Financial assets at fair value through other comprehensive income	8,931,961	8,163,428
Securities	*8,931,961*	*8,163,428*
Financial assets at amortized cost	10,908,864	6,982,835
Compulsory and other deposits at central banks	*1,860,438*	*938,659*
Credit card receivables	*6,987,948*	*4,780,520*
Loans to customers	*1,603,105*	*1,194,814*
Other credit operations	*381,782*	*50,349*
Other financial assets at amortized cost	*75,591*	*18,493*
Other assets	388,604	232,915
Deferred tax assets	700,706	360,752
Right-of-use assets	17,301	6,426
Property, plant and equipment	20,609	14,109
Intangible assets	167,989	72,337
Goodwill	397,334	401,872
Total assets	**26,006,988**	**19,858,681**

	09/30/2022	12/31/2021
Liabilities		
Financial liabilities at fair value through profit or loss	69,211	102,380
Derivative financial instruments	4,048	*87,278*
Instruments eligible as capital	19,099	*12,056*
Repurchase agreements	46,064	*3,046*
Financial liabilities at amortized cost	20,402,552	14,706,713
Deposits	14,040,157	*9,667,300*
Payables to network	5,894,436	*4,882,159*
Borrowings and financing	467,959	*147,243*
Securitized borrowings	-	*10,011*
Salaries, allowances and social security contributions	107,547	97,909
Tax liabilities	323,375	241,197
Lease liabilities	18,861	7,621
Provision for lawsuits and administrative proceedings	17,307	18,082
Deferred income	36,450	30,657
Deferred tax liabilities	42,342	29,334
Other liabilities	236,661	182,247
Total liabilities	**21,254,306**	**15,416,140**
Equity		
Share capital	83	83
Share premium reserve	4,963,187	4,678,585
Accumulated gain (losses)	(45,876)	(128,409)
Other comprehensive income (loss)	(164,712)	(109,227)
Equity attributable to shareholders of the parent company	**4,752,682**	**4,441,032**
Equity attributable to non-controlling interests	-	1,509
Total equity	**4,752,682**	**4,442,541**
Total liabilities and equity	**26,006,988**	**19,858,681**

Cash Flows

For the nine-month periods ended September 30, 2022 and 2021
(In thousands of U.S. Dollars)

	09/30/2022	09/30/2021
Cash flows from operating activities		
Reconciliation of profit (loss) to net cash flows from operating activities:		
Loss for the nine-month period	**(67,021)**	**(99,060)**
Adjustments:		
Depreciation and amortization	25,699	10,896
Credit loss allowance expenses	1,009,827	299,404
Deferred income taxes	(322,255)	(132,732)
Provision for lawsuits and administrative proceedings	(1,382)	502
Unrealized losses (gains) on other investments	(5,067)	-
Unrealized losses (gains) on financial instruments	14,063	161,370
Interest accrued	21,877	7,186
Share-based payments granted	188,525	75,280
Others	5.879	-
	870,145	**322,846**
Changes in operating assets and liabilities:		
Securities	(749,991)	(2,279,875)
Compulsory deposits and others at central banks	(972,188)	(386,869)
Credit card receivables	(3,502,428)	(1,594,432)
Loans to customers	(1,548,747)	(875,629)
Other credit operations	(349,558)	-
Interbank transactions	-	(20,153)
Other assets	(210,427)	19,379
Deposits	4,611,994	2,343,522
Payables to network	1,067,635	812,739
Deferred income	6,110	3,525
Other liabilities	423,586	278,819
Interest paid	(20,295)	(7,950)
Income tax paid	(259,605)	(36,022)
Interest received	1,160,989	350,460
Cash flows (used in) generated from operating activities	**527,220**	**(1,069,640)**

	09/30/2022	09/30/2021
Cash flows from investing activities		
Acquisition of property, plant and equipment	(11,396)	(2,544)
Acquisition of intangible assets	(75,220)	(12,579)
Acquisition of subsidiary, net of cash acquired	(10,346)	(108,993)
Acquisition of securities - equity instruments	(2,500)	-
Cash flow (used in) generated from investing activities	**(99,462)**	**(124,116)**
Cash flows from financing activities		
Issuance of preferred shares	-	800,000
Issuance of shares on IPO over-allotment	247,998	-
Transactions costs from IPO over-allotment	(3,985)	-
Payments of securitized borrowings	(10,633)	(50,387)
Proceeds from borrowings and financing	353,093	106,393
Payments of borrowings and financing	(38,208)	(61,234)
Lease payments	(3,394)	(3,326)
Exercise of stock options	3,918	7,835
Cash flows (used in) generated from financing activities	**548,789**	**799,281**
Change in cash and cash equivalents	**976,547**	**(394,475)**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents	10,571	47,420
Cash and cash equivalents - end of the period	3,692,793	1,996,725
Increase (decrease) in cash and cash equivalents	**976,547**	**(394,475)**

Investor Relations

Jörg Friedemann

investors@nubank.com

Media Relations

Leila Suwwan

press@nubank.com

Nu Holdings LTD.
NYSE: NU | B3: NUBR33

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving more than 70 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU) and its BDRs trade on the São Paulo Stock Exchange (B3: NUBR33). For more information, please visit www.nubank.com.br.